SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Resolutions Passed at the 2018 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 20, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2018 Annual General Meeting

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•	Objection made to the resolutions proposed at the 2018 annual general meeting (the “AGM”): Nil

I.	The convening and attendance of the AGM

(1)	Date and time of the AGM: 20 June 2019 (Thursday) at 2:00 p.m.

(2)	Venue of the AGM: North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, China

(3)	Information of ordinary shareholders who attended the AGM and their shareholdings:

Shareholders of the Company who were entitled to attend the AGM held an aggregate of 10,823,813,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,495,000,000 H shares). No shareholder of the Company who was entitled to attend the AGM was required to abstain from voting in favor of any of the resolutions at the AGM as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor was required to abstain from voting on any of the resolutions at the AGM under the Hong Kong Listing Rules.

1. Total number of shareholders and proxies attending the AGM		61
including:	A shares shareholders	59
	H shares shareholders	2
2. Total number of shares with voting rights held by the attending shareholders (shares)		8,985,809,997
including:	Total number of shares held by A shares shareholders (shares)	5,528,686,506
	Total number of shares held by H shares shareholders (shares)	3,457,123,491
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the AGM (%)		83.0189
including:	Percentage of shares held by A shares shareholders to the total number of shares (%)	51.0789
	Percentage of shares held by H shares shareholders to the total number of shares (%)	31.9400

(4)

The AGM was convened by the Board of the Company, and Mr. Wu Haijun, Chairman of the Company, presided over the AGM. The convening and holding of and voting at the AGM complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and other senior management of the Company

1.

The Company has 12 directors, 8 of whom attended the AGM. Mr. Wu Haijun, Chairman, and Mr. Shi Wei, Mr. Jin Qiang, executive directors, and Mr. Guo Xiaojun, executive director and secretary to the Board, and Mr. Zhou Meiyun and Mr. Jin Wenmin, executive directors, and Mr. Du Weifeng and Ms. Li Yuanqin, independent non-executive directors, attended the AGM. Mr. Lei Dianwu and Mr. Mo Zhenglin, non-executive directors, and Mr. Zhang Yimin and Mr. Liu Yunhong, independent non-executive directors, were absent from the AGM due to business engagements.

2.

The Company has 7 supervisors, 4 of whom attended the AGM. Mr. Ma Yanhui and Ms. Li Xiaoxia, supervisors, and Mr. Zheng Yunrui and Mr. Choi Ting Ki, independent supervisors, attended the AGM. Mr. Zuo Qiang, Mr. Zhai Yalin and Mr. Fan Qingyong, supervisors, were absent from the AGM due to business engagements.

II.	Voting results of resolutions

Ordinary resolutions no. 1 to 6 were considered and voted at the AGM through a combination of on-site open ballot and on-line voting. The poll results of each of the resolutions are as follows:

(1)	Resolutions by way of non-cumulative voting

1.	Resolution: 2018 Work Report of the Board of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,528,293,106	99.9929	393,000	0.0071
H shares	1,805,625,391	99.9149	1,537,500	0.0851
Total number of ordinary shares:	7,333,918,497	99.9737	1,930,500	0.0263

Notes:

Pursuant to Article 91 of the articles of association of the Company, abstentions or failures to cast vote were not treated as shares with voting rights when the Company calculated the results of voting. (same below)

Percentage of shares voted in favor refers to the proportion of shares voted in favor by the type of shareholders to the total number of shares with valid voting rights (i.e. shares voted in favor + shares voted against) held by the type of shareholders (or their proxies) attending the AGM. (same below)

Percentage of shares voted against refers to the proportion of shares voted against by the type of shareholders to the total number of shares with valid voting rights (i.e. shares voted in favor + shares voted against) held by the type of shareholders (or their proxies) attending the AGM. (same below)

2.	Resolution: 2018 Work Report of the Supervisory Committee of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,528,293,506	99.9929	393,000	0.0071
H shares	1,805,638,391	99.9156	1,524,500	0.0844
Total number of ordinary shares:	7,333,931,897	99.9739	1,917,500	0.0261

3.	Resolution: 2018 Audited Financial Statements of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,528,293,506	99.9929	392,300	0.0071
H shares	1,805,683,291	99.9181	1,479,700	0.0819
Total number of ordinary shares:	7,333,976,797	99.9745	1,872,000	0.0255

4.	Resolution: 2018 Profit Distribution Plan of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,528,454,206	99.9958	232,300	0.0042
H shares	1,808,673,191	99.9381	1,119,700	0.0619
Total number of ordinary shares:	7,337,127,397	99.9816	1,352,000	0.0184

5.	Resolution: 2019 Financial Budget Report of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,528,293,106	99.9929	392,300	0.0071
H shares	1,809,258,491	99.9705	534,500	0.0295
Total number of ordinary shares:	7,337,551,597	99.9874	926,800	0.0126

6.

Resolution: The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2019 and authorization of the Board to fix their remuneration

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,528,293,106	99.9929	392,700	0.0071
H shares	1,808,713,691	99.9404	1,079,300	0.0596
Total number of ordinary shares:	7,337,006,797	99.9799	1,472,000	0.0201

(2)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
4	2018 Profit Distribution Plan of the Company	68,454,206	99.6618	232,300	0.3382

(3)	Explanation in relation to the poll results of the resolutions

Resolutions no. 1 to 6 are ordinary resolutions and were passed by votes representing more than half of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company had appointed its international auditor for the year 2018, PricewaterhouseCoopers, as the scrutineer of the AGM to monitor the vote-taking procedures. The chairman of the AGM has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Explanation in relation to the payment of final dividend for the year ended 31 December 2018 in respect of the Company’s H shares

(1)

Pursuant to the articles of association of the Company, the Company declares dividend to its shareholders in Renminbi. Dividend payable to the holders of A shares shall be paid in Renminbi whilst those payable to the holders of H shares shall be paid in Hong Kong dollars.

For the purpose of payment of dividend for the year ended 31 December 2018 (the “Final Dividend”) to the holders of the Company’s H shares, the average of the median exchange rates of Hong Kong dollars to Renminbi as announced by the Foreign Exchange Trading Centre of the PRC one calendar week preceding Thursday, 20 June 2019, the date on which the resolution of payment of the Final Dividend was declared and passed, was HK$100 to RMB88.00. Accordingly, the Company will distribute the Final Dividend of HK$0.284 per share (tax inclusive) to the holders of the Company’s H shares.

The Company will distribute the Final Dividend to holders of its H shares whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 1 July 2019. The Company will close the register of the members of the Company’s H shares from Wednesday, 26 June 2019 to Monday, 1 July 2019 (both days inclusive) in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge all H shares share transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 25 June 2019.

For details of the withholding of both corporate and individual income tax on the Final Dividend, please refer to the Notice of 2018 Annual General Meeting published on the websites of Hong Kong Exchanges and Clearing Limited (the “Hong Kong Stock Exchange”) and the Company on 5 May 2019 or the circular to the Company’s H shares shareholders dated 5 May 2019.

(2)

The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (the “Paying Agent”) and will pay the Final Dividend payable to the holders of the Company’s H shares to the Paying Agent to be held, pending payment, in trust for such holders. The Final Dividend payable to the holders of the Company’s H shares whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 1 July 2019 will be paid by the Paying Agent around Thursday, 18 July 2019 and will be dispatched by Hong Kong Registrars Limited on the same day.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”), pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant H shares investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Thursday, 18 July 2019. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Distribution of the 2018 dividend to the holders of the Company’s A shares will be announced separately.

IV.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners

Lawyers: Mr. Gao Wei and Mr. Wang Huikai

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Mr. Wang Huikai of Beijing Haiwen & Partners, the Company’s legal advisor as to the PRC laws, “the procedures for the convening and holding of the AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the voting results of the AGM are valid”.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 20 June 2019